Exhibit 99.1

China Finance Online Reports 2020 First Quarter Unaudited Financial Results

BEIJING, July 24, 2020 /PRNewswire/ -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial Highlights and Recent Development

•	Net revenues were $9.8 million, compared with $9.9 million during the first quarter of 2019 and $8.7 million during the fourth quarter of 2019.
•	Revenues from the financial information and advisory business were $3.5 million, compared with $3.2 million during the first quarter of 2019 and $2.2 million in the fourth quarter of 2019.
•

The bottom line losses continued to narrow. Net loss attributable to China Finance Online was $1.9 million, compared with a net loss of $2.8 million in the first quarter of 2019 and a net loss of $3.4 million in the fourth quarter of 2019.

•

The moderate strategy of Lingxi Robo-Advisor ("Lingxi"), with a return of 2.8% and a drawdown rate of 0.03% in the first quarter, outperformed a loss of 10.35% and a drawdown rate of 14.62% in the Shanghai Composite Index.

•	China Finance Online signed a partnership agreement with Dow Jones to join forces to serve the large financial information and data market in China.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, " during the first quarter of 2020, the COVID-19 pandemic caused a devastating blow to the Chinese economy and created unprecedented uncertainties for the global economy. The stock markets around the world experienced massive selloffs and unusual volatility. As a result, our institutional business was negatively impacted as some institutions scaled down or postponed their advertising placements and our business development activities were limited by the lockdowns and travel restrictions. However, our financial results of stable revenue and reduced loss in the first quarter demonstrated the resilience of our diversified offerings and the further improvement of cost controls while we weathered the storm and extended our leadership in online user engagement.”

“Our ability to navigate through the challenging first quarter amid the downturn of the Shanghai stock market is mainly attributable to the outstanding performance of the investment advisory services. Over the decade, we’ve dedicated ourselves to better understanding the behaviors of mass retail investors. We strongly believe that, as the Chinese stock market continues to mature, more and more retail investors would willingly seek professional advices, and the transition from simple trading transactions to sophisticated wealth management programs will present more opportunities for professional financial service providers, including us.”

“The growth of wealth management business also benefited from the fintech wealth management empowerment system that we’ve developed over the years. Now, we are introducing this system to institutions. Along with the secular trend that drives financial institutions’ emphasis on wealth management, our investor education services, investment advisory services and asset allocation services are well received by more and more institutions. Our recent partnership with Dow Jones will also enable us to not only bring timely, credible, and trusted global business news and data to the domestic Chinese market but further broaden our audiences’ global vision as well.”

“In this new environment shaped by the pandemic, we continued to bring innovations to our operations. As a tier-one financial news aggregator, we enhanced our production capabilities to introduce a series of high-quality content such as webinars where we invited renowned domestic and international economists and chief strategists to share their views on the economy as well as the emerging growth opportunities in the complicated post-pandemic world. We also continued to explore different media and diversified channels to deliver our enriched content to our audience. For example, our account on the popular short-form video social media, DouYin, has already attracted nearly one million viewers. On new services, we introduced enterprise value added services in the recent year. Through both online and offline channels, we provide professional communication services to companies listed on domestic or international market. This new service has been retaining its growth momentum even during the turbulent first quarter.”

“Looking into the future, we will continue to strengthen our fintech capability through optimization and upgrades of our services and products to empower the wealth management sector in China,” Mr. Zhao concluded.

First Quarter 2020 Financial Results

Net revenues were $9.8 million, compared with $9.9 million during the first quarter of 2019 and $8.7 million during the fourth quarter of 2019. During the first quarter of 2020, revenues from financial services, the financial information and advisory business, advertising business and enterprise value-added services contributed 42%, 36%, 14%and 8% of the net revenues, respectively, compared with 45%, 33%, 14% and 7%, respectively, for the corresponding period in 2019.

Revenues from financial services were $4.2 million, compared with $4.5 million during the first quarter of 2019 and $4.1 million during the fourth quarter of 2019. Revenues from financial services were mainly generated from equity brokerage services. Revenues from the equity brokerage business decreased by 10.8% year-over-year but increased by 8.9% quarter-over-quarter. The year-over-year decrease in revenues from financial services was mainly due to reduced revenue from the equity brokerage business.

Revenues from the financial information and advisory business were $3.5 million, compared with $3.2 million during the first quarter of 2019 and $2.2 million in the fourth quarter of 2019. Revenues from the financial information and advisory business were mainly comprised of subscription services from individual and institutional customers and financial advisory service. The year-over-year and quarter-over-quarter increases in revenues from the financial information and advisory business were mainly due to the fast-growing investment advisory services. During the first quarter, investment advisory services for retail investors rose by 61.7% from first quarter of 2019 and 194.1% from the fourth quarter of 2019 as more retail investors were seeking professional advice in the volatile market during the outbreak of the COVID-19 Pandemic.

Revenues from advertising business were $1.3 million, compared with $1.4 million in the first quarter of 2019 and $1.4 million in the fourth quarter of 2019.

Revenues from enterprise value-added services were $0.8 million, compared with $0.7 million in the first quarter of 2019 and $0.9 million in the fourth quarter of 2019. Enterprise value-added services is a relatively new service that came out of our advertising business. Leveraging its accumulated large corporate data and research and increasing audience base online, China Finance Online provides professional communication services to companies listed on domestic or international market to help increase their visibility in the market.

Gross profit was $5.9 million, compared with $6.4 million in the first quarter of 2019 and $5.5 million in the fourth quarter of 2019. Gross margin in the first quarter was 60.1%, compared with 64.5% in the first quarter of 2019 and 63.8% in the fourth quarter of 2019. The year-over-year decrease in gross margin was mainly due to decreased revenue contribution from individual subscription services which has a higher gross margin and the decreased gross margin related to the Hong Kong brokerage business in the first quarter of 2020.

General and administrative expenses were $2.2 million, compared with $2.7 million in the first quarter of 2019, and $4.7 million in the fourth quarter of 2019. The year-over-year decrease was mainly attributable to further streamlining of the corporate managerial operations. The quarter-over-quarter decrease was mainly attributable to one-time charges including higher bad debt provision in the fourth quarter of 2019.

Sales and marketing expenses were $3.3 million, compared with $3.6 million in the first quarter of 2019, and $3.1 million in the fourth quarter of 2019. The year-over-year decrease was mainly attributable to improved efficiency. The quarter-over-quarter increase was mainly due to higher marketing expenses related to the investment advisory business.

Research and development expenses were $2.0 million, compared with $2.6 million in the first quarter of 2019 and $1.8 million in the fourth quarter of 2019. The year-over-year decrease was mainly attributable to improved efficiency after consolidation of research and development teams throughout different business units. The Company continues to support research and development in the fintech segment to further develop its fintech capabilities.

Total operating expenses were $7.5 million, compared with $8.9 million in the first quarter of 2019, and $9.6 million in the fourth quarter of 2019. The year-over-year decrease was mainly due to improved efficiency and effective cost controls. The quarter-over-quarter decrease was mainly due to bad debt provisions at the Hong Kong equity brokerage business in the fourth quarter of 2019.

Loss from operations was $1.6 million, compared with a loss from operations of $2.5 million in the first quarter of 2019 and a loss from operations of $4.1 million in the fourth quarter of 2019.

Net loss attributable to China Finance Online was $1.9 million, compared with a net loss of $2.8 million in the first quarter of 2019 and a net loss of $3.4 million in the fourth quarter of 2019.

Fully diluted loss per American Depository Shares (“ADS”) attributable to China Finance Online was $0.83 for the first quarter of 2020, compared with fully diluted loss per ADS of $1.22 for the first quarter of 2019 and fully diluted loss per ADS of $1.53 for the fourth quarter of 2019. Basic and diluted weighted average numbers of ADSs for the first quarter of 2020 were 2.3 million, compared with basic and diluted weighted average number of ADSs of 2.3 million for the first quarter of 2019. Each ADS represents fifty ordinary shares of the Company.

Recent Developments

•Lingxi Robo-Advisor recorded strong performance in first quarter of 2020

According to our proprietary asset allocation system, our Robo-Advisor product, Lingxi, provides Chinese retail investors with a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds. Since its inception, Lingxi established a solid track record of balancing performance and risk management. During the first quarter of 2020, the Chinese stock market experienced an unprecedented loss due to the COVID-19 pandemic. However, Lingxi produced an average return of 0.2%, once again outclassing most peer Robo-Advisor products in the marketplace and significantly outperforming the Shanghai Composite Index that suffered a loss of 10.4% during the same period. The best strategy of Lingxi posted a return of 2.8% in the first quarter of 2020. All strategies of Lingxi managed to control the expected annualized fluctuation under 12.6% while the expected annualized volatility of Shanghai Composite Index reached 27.8% during the same period.

•China Finance Online Signs Partnership Agreement with Dow Jones

In July, the Company announced it has signed a partnership agreement with global news and data business, Dow Jones. Under the agreement, Dow Jones will provide China Finance Online with access to a sub-set of its Chinese language newswire service, which will include market commentary and spot news in Chinese. The two parties will work together to better serve the huge financial information and data market in China. This partnership will combine global economic data as well as financial news and information expertise from Dow Jones with China Finance Online’s domestic market-leading data and audience engagement to bring timely, quality and professional capital market information and insight to Chinese investment and business audiences.

Conference Call Information

The management will host a conference call on July 24, 2020 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time July 24, 2020). As previously announced in our press release, please use the below dial-in information to get access to the conference call.

US: 1-844-760-0770
Hong Kong: 800-906-613
Singapore: 800-616-2392
Mainland China: 800-870-0532/400-624-0407
Conference ID: 8297327

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A recording of the call will be available on China Finance Online’s website under the investor relations section.

In addition, a live and archived webcast of the conference call will be available at https://edge.media-server.com/mmc/p/yg4sir25.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•Liquidity and sources of funding, including our ability to continue operating as a going concern.

•our prospect and our ability to attract new users;

•our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;

•our prospect on stabilization in cash attrition and improvement of our financial position;

•our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and

•the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, substantial doubt about ability to continue as a going concern, the outbreak of COVID-19 or other health epidemics in China or globally, changing customer needs, regulatory environment and market conditions that we are subject to; the uncertain condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China's high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Furthermore, we have recurring losses from operations and inability to generate sufficient cash flow to meet our obligations and sustain our operations, and face uncertainty as to the operational impact of the COVID-19 outbreak, that raise substantial doubt about our ability to continue as a going concern. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

Kevin Theiss

Awaken Advisors

(212) 521-4050

kevin@awakenlab.com

-- Tables Follow –

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Mar. 31, 2020	Dec. 31, 2019
Assets
Current assets:
Cash and cash equivalents	9,767	9,600
Prepaid expenses and other current assets	3,358	2,413
Trust bank balances held on behalf of customers	36,867	36,987
Accounts receivable - margin clients	12,378	13,452
Accounts receivable - others	14,329	12,382
Short-term investments	—	1,147
Total current assets	76,699	75,981
Property and equipment, net	3,929	4,272
Acquired intangible assets, net	75	75
Equity investments without readily determinable fair value	1,581	1,605
Equity method investment, net	754	767
Right-of-use assets	3,368	3,988
Rental deposits	748	770
Goodwill	109	108
Guarantee fund deposits	219	218
Deferred tax assets	947	1,381
Total assets	88,429	89,165

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $9,104 and $8,061 as of Mar. 31, 2020 and December 31, 2019, respectively)	9,840	8,855
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $4,806 and $5,068 as of Mar. 31, 2020 and December 31, 2019, respectively)	17,964	17,420
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,228 and $2,110 as of Mar. 31, 2020 and December 31, 2019, respectively)	36,867	36,987
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $218 and $185 as of Mar. 31, 2020 and December 31, 2019, respectively)	7,039	6,741
Lease liabilities, current (including lease liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,426 and $1,604 as of Mar. 31, 2020 and December 31, 2019, respectively)	2,010	2,243
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $(2) and $44 as of Mar. 31, 2020 and December 31, 2019, respectively)	(72)	177
Total current liabilities	73,648	72,423
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of Mar 31, 2020 and December 31, 2019, respectively)	124	151
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entities without recourse to China Finance Online Co.Limited nil and nil as of Mar 31, 2020 and December 31, 2019, respectively)	14	15
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $516 and $741 as of Mar. 31, 2020 and December 31, 2019, respectively)	1,096	1,448
Total liabilities	74,882	74,037
Total China Finance Online Co. Limited Shareholders' equity	23,629	25,156
Noncontrolling interests	(10,082)	(10,028)
Total liabilities and equity	88,429	89,165

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended
	Mar. 31, 2020	Mar. 31, 2019	Dec.31, 2019
Net revenues	9,835	9,855	8,686
Cost of revenues	(3,923)	(3,496)	(3,148)
Gross profit	5,912	6,359	5,538
Operating expenses
General and administrative (including share-based compensation of $251, $305 and $214 respectively)	(2,226)	(2,688)	(4,698)
Product development (including share-based compensation of $27, $16 and $24, respectively)	(1,985)	(2,576)	(1,821)
Sales and marketing (including share-based compensation of $(8), $30 and $28, respectively)	(3,336)	(3,590)	(3,119)
Total operating expenses	(7,547)	(8,854)	(9,638)
Loss from operations	(1,635)	(2,495)	(4,100)
Interest income	5	9	9
Exchange gain (loss), net	(32)	(101)	(143)
Loss on the interest sold and retained noncontrolling investment	—	(298)	—
Income (loss) from equity method investment	(1)	(2)	3
Other income (expense), net	66	4	(14)
Loss before income tax expenses	(1,597)	(2,883)	(4,245)
Income tax expense	(419)	(501)	357
Net loss	(2,016)	(3,384)	(3,888)
Less: Net loss attributable to the noncontrolling interest	(96)	(602)	(480)
Net loss attributable to China Finance Online Co. Limited	(1,920)	(2,782)	(3,408)
Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	166	14	245
Net unrealized gain (loss) from short-term investments available-for-sale	1	4	—
Less: reclassification adjustment for net (gain) loss included in net income	(1)	(4)	—
Other comprehensive income (loss), net of tax	166	14	245
Comprehensive loss	(1,850)	(3,370)	(3,643)
Less: comprehensive loss attributable to noncontrolling interest	(96)	(602)	(480)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(1,754)	(2,768)	(3,163)
Net income (loss) per share attributable to China Finance Online Co. Limited
Basic and Diluted	(0.02)	(0.02)	(0.03)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic and Diluted	(0.83)	(1.22)	(1.53)
Weighted average ordinary shares
Basic and Diluted	116,339,234	113,920,617	111,060,781
Weighted average ADSs
Basic and Diluted	2,326,785	2,278,412	2,221,216